

June 14, 2010

Mr. Marckensie Theresias
Chief Executive Officer
Extreme Home Staging, Inc.
500 North Dearborn Street, Suite 605
Chicago, IL 60654

      Re: Extreme Home Staging, Inc.
              Item 4.01 Form 8-K
              Filed June 7, 2010
              File No. 0-52955

Dear Mr. Theresias:

      We have completed our review of your Form 8-K and do not have any further comments at this time.

                      Sincerely,

                      William H. Thompson
                      Accounting Branch Chief